Exhibit 99.2



                    SECOND QUARTER 2004 PROFITS INCREASE 354%

            This historic result was made possible by exports, which
                        represented 59.4% of net sales.

         PERDIGAO has reported net income for the second quarter 2004 of R$90.7 million, a 354% increase over second quarter 2003 and the highest quarterly result in the history of the Company, driven by exports, which expanded 69.4% between April and June 2004 compared with second quarter 2003

         According to Chief Financial Officer Wang Wei Chang, exports accounted for 59.4% of net sales, or R$1.2 billion for the quarter, which he attributes to Perdigao's international expansion project, as well as the sanitary problems affecting other producer countries, all of which helped consolidate Brazil's position as a producer and world supplier of chicken and chicken products. "The Company has strengthened its international presence by establishing bases in several countries, improving its portfolio of products and penetrating new markets and clients", he adds. EBITDA for the quarter grew 211.8% compared with 2Q03 reaching R$178.7 million, thanks to outstanding sales performance and lower costs and expenses. "The 14.6% EBITDA margin was the second largest ever in a second quarter since 1995", explains Chang.

         PERDIGAO sold 149.4 thousand tons of food products on external markets in second quarter 2004, a 19.9% increment over the second quarter of 2003. Frozen and chilled product sales volume on the domestic market also advanced 12.2% to 123.8 thousand tons.

                            SECOND QUARTER HIGHLIGHTS

                                   R$ MILLION
                             2nd Quarter 04             2nd Quarter 03              % Change
Gross Sales                  1,377.6                    994.1                       38.6
Domestic Market              653.0                      566.3                       15.3
Exports                      724.5                      427.8                       69.4
Net Sales                    1,219.7                    875.1                       39.4
Gross Profit                 354.9                      212.0                       67.4
EBIT                         153.5                      33.5                        358.8
Net Income                   90.7                       20.0                        354.2
EBITDA                       178.7                      57.3                        211.8

                               A RECORD FIRST HALF

         Net income for the first half 2004 was also a record at R$171 million, 1,189% above first half 2003. Net sales grew 33.6% to R$2.3 billion and exports

                                  Exhibit 99.2


accounted for 56.5% of net sales revenue. Export sales volume expanded by 24.7%.

         EBITDA for the first six months of the year grew 250% over first half 2003 reaching R$325 million.

         Chang reaffirms forecasts of an approximately 15% increase in the volume of meat products exported this year. "Volumes and prices, however, could level off in the second half of the year, as demand stabilizes" predicts Chang. As to the domestic market, the Company forecasts a second semester recovery of the Brazilian economy, generating sustainable improvements in employment and incomes, with positive implications for food consumption.


                           FIRST HALF 2004 HIGHLIGHTS

                                   R$ MILLION
                             Year to date/04            Year to date/ 03            % Change
Gross Sales                  2,611.8                    1,973.8                     32.3
Domestic Market              1,306.9                    1,165.5                     12.1
Exports                      1,304.9                    808.3                       61.4
Net Sales                    2,305.1                    1,725.0                     33.6
Gross Profit                 660.8                      399.7                       65.3
EBIT                         274.9                      46.0                        497.8
Net Income                   171.1                      13.3                        1,188.7
EBITDA                       325.0                      92.8                        250.3

                                  EXPORT MARKET

         In terms of revenues, the major growth occurred in the Far East (140%), Middle East (75%), Africa (36%), Europe (11%), as well as Eurasia.

         Meat product exports sales increased 61.4% and export volume 24.6% in the first six months of the year, driven by outstanding first quarter performance.

         Average prices rose by approximately 42% in both Dollar and Real terms during the first quarter, reflecting strong demand for Brazilian meat products. For the first semester average prices were 39% higher in Dollar terms and 30% in Real terms, while average costs were 8.7% higher for the quarter and 5.3% higher for the six months.

                                 DOMESTIC MARKET

         During the second quarter of the year, meat product sales volume increased by 11.8% and elaborated/processed products by 13.6%. Other processed products, including pastas, pizzas etc., grew 21.4% by volume and 22.2% by revenues. The increase in sales of higher value-added products reflects

                                  Exhibit 99.2


a seasonal increase in hot cooked products as the weather turns colder at this time of the year.

         Domestic market sales for the first six months totaled R$1.3 billion, 12% higher than in the first six months of 2003, the result of a 10% increase in elaborated/processed meat product sales volume and by an improvement in average prices compared with the prior year. In order to protect its margins in this market, Perdigao took specific measures in Brazil's major capital cities to improve penetration of higher value added products and increase sales to the institutional and small store markets.

                                   INVESTMENTS

         Capital expenditures year to date have totaled R$33.2 million, equivalent to 36.9% of the total amount approved for the year. These amounts were invested in expanding the production lines and on new projects for increasing meat products capacity by approximately 10%.

         The Company's Strategic Planning area is currently analyzing the feasibility of increasing production, either at existing plants or even through construction of new plant, in order to supply the increasing demand as well as the recovery in domestic markets. The Company's business sustainability strategy has enabled it to achieve an average 13.5% annual growth in meat product sales volume over the past ten years.

                                  SOCIAL REPORT

         In the first half of the year, Perdigao created 1,700 new job opportunities and brought its employee total to 29,667 by quarter-end. The new hires were allocated to the Company's manufacturing facilities for expanding the export product lines and to support activities at the Rio Verde/GO Agroindustrial Complex.

         R$33.5 million was invested in employee benefits and social programs during the first half of the 2004, 30.5% more than in the first half of 2003, while environmental investments were 77.8% higher at R$3.6 million.

                                                                August 5, 2004.

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All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change
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